QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

Letter regarding Employment Agreement with John C. Long

October 26, 2009
John C. Long
5222 Wagonwheel Drive
Schneckville, PA 18078

Dear John,

        Over the last several months we have discussed your stock options and your compensation plan in general. It is my desire to put together a compensation package that will allow you to share in the company's success. I will present options to the Board at the next meeting.

        Your initial contract called for automatic renewal of a year-by-year one-year contract. As you are aware, no other employee has an employment contract. This letter wills serve as notice that IS&S will not renew this contract, in accordance with the terms of that existing contract.

Regards,

/s/ GEOFFREY S. M. HEDRICK Geoffrey SM Hedrick Chief Executive Officer
/s/ JOHN C. LONG Acknowledged: John C. Long
cc IS&S Audit Committee Henry Nassau

QuickLinks

  Exhibit 99.2